EXHIBIT 97

Franklin Electric Co., Inc.
Dodd-Frank Restatement Recoupment Policy
(Adopted and Approved on October 20, 2023)

1.    Introduction

The Board of Directors (the “Board”) of Franklin Electric Co., Inc. (the “Company”) has determined that it is in the best interests of the Company to adopt this policy providing for the recoupment by the Company of certain Incentive-Based Compensation paid to Executives Officers in the case of a Restatement (the “Policy”). Capitalized terms used in the Policy that are not otherwise defined shall have the meanings set forth in Section 2 of the Policy.

2.    Definitions

For purposes of this Policy, the following terms shall have the meanings set forth below:

“Committee” means the Management Organization and Compensation Committee of the Board.

“Erroneously Awarded Compensation” means the amount of Incentive-Based Compensation Received by an Executive Officer on or after October 2, 2023 that exceeds the amount of Incentive-Based Compensation that otherwise would have been Received had it been determined based on the restated amounts resulting from a Restatement, and must be computed without regard to any taxes paid. For Incentive-Based Compensation based on stock price or total shareholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in a Restatement: (a) the amount must be based on a reasonable estimate of the effect of the Restatement on the stock price or total shareholder return upon which the Incentive-Based Compensation was Received; and (b) the Company must maintain documentation of the determination of that reasonable estimate and provide such documentation to the Nasdaq Stock Market. For the avoidance of doubt “Erroneously Awarded Compensation” does not include any Incentive-Based Compensation Received by a person (x) before such person began service in a position or capacity meeting the definition of an Executive Officer, (y) who did not serve as an Executive Officer at any time during the performance period for that Incentive-Based Compensation, or (z) during any period the Company did not have a class of its securities listed on a national securities exchange or a national securities association.

“Executive Officer” means any person who is currently, or within the Relevant Period was, the Company’s president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president of the Company in charge of a principal business unit, division, or function (such as sales, administration, or finance), any other officer who performs a significant policy-making function, or any other person who performs similar significant policy-making functions for the Company, including Executive Officers of the Company’s subsidiaries if they perform such policy making functions for the Company, and shall include each Named Executive Officer as determined under Section 402(a)(3) of Regulation S-K.

“Financial Reporting Measures” mean those measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures. Stock price and total shareholder return are also Financial Reporting Measures. A Financial Reporting Measure need not be presented within the financial statements or included in a filing with the Securities and Exchange Commission.

“Incentive-Based Compensation” means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure.

“Non-Employee Board” means the members of the Board who are not employed by the Company or any affiliate thereof.

“Received” Incentive-Based Compensation is deemed “Received” in the Company’s fiscal period during which the Financial Reporting Measure specified in the award is attained, even if the payment or grant of the Incentive-Based Compensation occurs after the end of that period.

“Recoupment Rules” means Section 10D of the Securities Exchange Act of 1934, Rule 10D-1 under the Securities Exchange Act of 1934 and Rule 5608 of the Nasdaq Stock Market.

“Relevant Period” means the three completed fiscal years of the Company immediately preceding the earlier of (a) the date the Board, a committee of the Board, or the officer or officers of the Company authorized to take such action if board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare a Restatement, or (b) the date a court, regulator, or other legally authorized body directs the Company to prepare a Restatement. The “Relevant Period” also includes any transition period (that results from a change in the Company’s fiscal year) within or immediately following the three completed fiscal years identified in the preceding sentence (except that a transition period that comprises a period of at least nine months shall count as a completed fiscal year).

“Restatement” means an accounting restatement required to be prepared by the Company due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

3.    Administration of this Policy

This Policy shall be administered by the Committee. The Committee shall have full power and authority to construe and interpret this Policy, and to recommend to the Non-Employee Board its determinations as to whether recoupment is required under the Policy, the amount of Incentive-Based Compensation to recoup from an Executive Officer and whether any other action should be taken pursuant to Section 5 of the Policy. Upon the approval of the Committee’s recommendations by a majority of the members of the Non-Employee Board (even if less than a quorum), the final decision shall be binding and conclusive on all parties. For the sake of clarity, all decisions and actions taken under this Policy, whether or not recommended by the Committee, shall be taken by the Non-Employee Board, which entity shall have final authority for any action under or enforcement of this Policy.

4.    Recoupment of Incentive Compensation

In the event that the Company is required to prepare a Restatement, except as otherwise provided below, the Company must recover, reasonably promptly, all Erroneously Awarded Compensation from Executive Officers. The Company’s obligation to recover Erroneously Awarded Compensation is not dependent on if or when restated financial statements are filed. Notwithstanding the foregoing, if the Company is required to prepare a Restatement, the Company will not be required to recover the Erroneously Awarded Compensation Received by an Executive Officer if a majority of the members of the Non-Employee Board has made a determination that recovery would be impracticable and one of the following conditions is met:

a. the direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered and the Company (i) has made a reasonable attempt to recover the Erroneously Awarded Compensation, (ii) has documented such reasonable attempt(s) to recover, and (iii) has provided such documentation to the Nasdaq Stock Market;

b. the recovery would violate the home country law of the jurisdiction of incorporation of the Company where that law was adopted prior to November 28, 2022 and the Company provides the Nasdaq Stock Market with an opinion of home country counsel, acceptable to such listing exchange, that recovery would result in such a violation; or

c. the recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

The Committee can recommend to the Non-Employee Board any method of recovering Erroneously Awarded Compensation under this Policy, in its sole discretion, which may include, without limitation, that the Non-Employee Board recoup from the Executive Officer all or a portion of the following in order to satisfy the Executive Officer’s recoupment obligation:

Cash Incentive Plan: The Committee can recommend that the Non-Employee Board (i) cancel and forfeit the Executive Officer’s annual or other cash incentive opportunity for the then current plan year, and/or (ii) require repayment of any annual or other cash incentive awards previously paid for prior years within the Relevant Period.

Stock Plan: The Committee can recommend that the Non-Employee Board (i) cancel and forfeit any outstanding equity awards under the Company’s stock plans, (ii) require the Executive Officer to return a number of shares of Company stock received upon vesting and settlement of any restricted stock and restricted stock unit awards during the Relevant Period (or pay the cash value of such shares), and (iii) require the Executive Officer to return a number of shares received upon the exercise of any stock options during the Relevant Period (or pay the cash value of such shares). The cash value shall be determined as of the date of the Committee’s demand for recoupment.

The Committee can also recommend that the Non-Employee Board recoup similar compensation under any subsequently adopted plans, arrangements or agreements, or compensation under any severance arrangements or any non-qualified deferred compensation arrangements.

5.    No Indemnification or Reimbursement.

Notwithstanding the terms of any other policy, program, agreement or arrangement, in no event will the Company indemnify or reimburse any current or former Executive Officer for any loss of Erroneously Awarded Compensation under this Policy, and the Company shall not pay or reimburse any Executive Officer for premiums on any insurance policy to fund such Executive Officer’s potential recovery obligations under this Policy.

6.    No Impairment of Other Remedies

This Policy shall not preclude the Committee from recommending that the Non-Employee Board take any other action to enforce an Executive Officer’s obligation to the Company, including termination of employment, institution of civil proceedings, or action to effect criminal proceedings. Further, the Company shall be entitled to recover from an Executive Officer any and all reasonable costs and expenses incurred by the Company to recover all Erroneously Awarded Compensation from such Executive Officer under this Policy. Such Executive Officer shall repay such amounts to the Company within fifteen (15) calendar days of the Company’s written demand to such Executive Officer for repayment.

7.    Miscellaneous

Notwithstanding the foregoing, to the extent any provision of applicable law, including the Recoupment Rules, requires non-discretionary recoupment or would result in a larger recoupment than permitted under this Policy, the provision of such applicable law shall supersede the relevant provisions of this Policy.

The Committee may amend the Policy from time to time in its sole discretion and shall amend the Policy as it deems necessary to reflect the regulations adopted by the Securities and Exchange Commission and to comply with any rules or standards adopted by a national securities exchange on which the Company’s securities are then listed (including the Recoupment Rules). It is intended that the Policy be interpreted in a manner that is consistent with the requirements of the Recoupment Rules.

The Company will provide notice and seek acknowledgement of the Policy from each Executive Officer, provided that the failure to provide such notice or obtain such acknowledgement will have no impact on the applicability or enforceability of the Policy. The Company must be in receipt of an Executive Officer’s acknowledgement as a condition to such person’s eligibility to Receive Incentive-Based Compensation.

8.    Effective Date

This Policy shall apply to all Incentive-Based Compensation Received on or after October 2, 2023 even if such Incentive-Based Compensation was approved, awarded, granted or paid prior to that date.

Policy Acknowledgment and Consent

I hereby acknowledge that I have been designated an Executive Officer, I acknowledge and agree to the terms of this Policy, I agree to fully cooperate with the Company in connection with the enforcement of the Policy, including the repayment by or recovery from me of Erroneously Awarded Compensation, and I agree that the Company may enforce its rights under the Policy through any and all reasonable means permitted under applicable law as the Company deems necessary or appropriate under the Policy.

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